UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2026

Commission File Number: 001-43241

Liberty Defense Holdings, Ltd.
(Translation of registrant’s name into English)

187 Ballardvale Street, Suite 110, Wilmington, Massachusetts 01887
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description
99.1	Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2025
99.3	Form 52-109FV1 Certification of Annual Filings of CEO for the Year Ended December 31, 2025
99.4	Form 52-109FV1 Certification of Annual Filings of CFO for the Year Ended December 31, 2025
99.5	Alberta Form 13-501F1 – Reporting Issuer Participation Fee Form
99.6	Ontario Form 13-502F1 – Reporting Issuer Participation Fee Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2026

LIBERTY DEFENSE HOLDINGS, LTD.

By:	/s/ William Frain
Name:	William Frain
Title:	Chief Executive Officer